Exhibit 2.1

FIRST AMENDMENT TO SHARE EXCHANGE AGREEMENT

THIS FIRST AMENDMENT TO SHARE EXCHANGE AGREEMENT (this “Amendment”) dated and effective as of July 1, 2024 (the “Effective Date”), amends that certain Share Exchange Agreement dated December 12, 2023 (as amended to date, the “Exchange Agreement”), by and among BLACKBOXSTOCKS, INC., a Nevada corporation (“BLBX”), EVTEC ALUMINIUM LIMITED, a company registered in England and Wales with company number 13182146 (“Evtec”) and the Sellers (as defined in the Exchange Agreement).  Evtec, BLBX and each Seller are each a “Party” and referred to collectively herein as the “Parties.” Certain capitalized terms used below but not otherwise defined shall have the meanings given to such terms in the Exchange Agreement.

WHEREAS, Evtec plans to issue warrants in connection with the Pre-Closing Financing;

WHEREAS, 312,000 new shares of BLBX Common Stock have been sold and issued by BLBX pursuant to the terms of a Stock Purchase Agreement dated July 1, 2024;

WHEREAS, Exchange Agreement Section 1.4(b) provides that the Exchange Ratio will be appropriately adjusted to reflect fully the effect of any change with respect to shares in the BLBX Common Stock occurring after the date hereof and prior to the Closing;

WHEREAS, the Parties desire to amend the Exchange Agreement to (i) provide for the issuance of warrants in connection with the Pre-Closing Financing, and (ii) appropriately adjust the Exchange Ratio to fairly reflect the effect of the recent BLBX Common Stock issuance, as more particularly set forth herein.

NOW, THEREFORE, for good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.    Recitals. The recitals set forth above are true and correct and they are incorporated herein by this reference.

2.    Section 1.4 Amendment. Section 1.4 of the Exchange Agreement is hereby deleted and replaced in its entirety as follows:

“1.4         Evtec Securities.

(a)         Evtec Ordinary Shares. Each Evtec Ordinary Share issued and outstanding immediately prior to the Closing and not owned by BLBX will be sold to BLBX by the Seller that owns such Evtec Ordinary Share in consideration for such number of duly authorized, validly issued, fully paid and non-assessable shares of BLBX Common Stock as is equal to the Exchange Ratio (hereinafter defined), rounded to the nearest whole share of BLBX Common Stock (after aggregating all fractional shares of BLBX Common Stock issuable to such Seller) (the “Acquisition Consideration”)

(b)         Evtec Warrants. Each common stock purchase warrant issued by Evtec (each an “Evtec Warrant”), if any, that is issued prior to the Closing will be treated in accordance with Section 6.22.

(c)         Adjustments to Exchange Ratio. The Exchange Ratio will be calculated in the manner described in the definition of “Exchange Ratio” on Exhibit A hereto and will be appropriately adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into shares in the Evtec Ordinary Share Capital or BLBX Common Stock), reorganization, recapitalization or other like change with respect to shares in the Evtec Ordinary Share Capital or BLBX Common Stock occurring after the date hereof and prior to the Closing.

(d)         No Fractional Shares. No fractional shares of BLBX Common Stock will be issued in connection with the Acquisition, and no certificates or scrip for any such fractional shares of BLBX Common Stock will be issued. Sellers will not be entitled to any voting rights, rights to receive any dividends or distributions or other rights as a stockholder of BLBX with respect to any such fractional shares of BLBX Common Stock that would have otherwise been issued to such Seller.”

3.    Section 2.2 Amendment. Section 2.2 of the Exchange Agreement is hereby deleted and replaced in its entirety as follows:

“2.2         Capital Structure.

(a)    As of June 28, 2024, the issued share capital of Evtec consists of 28,319 ordinary shares (the “Evtec Ordinary Shares,” and the issued Evtec Ordinary Shares are collectively referred to herein as the “Evtec Issued Share Capital.”). All Evtec Issued Share Capital is, and immediately prior to Closing, will be, duly authorized, validly issued and fully paid and were, or will be, issued in compliance with all applicable Legal Requirements (hereinafter defined).  Part 2.2(a) of the Evtec Disclosure Schedule sets forth the complete and accurate capitalization of Evtec (including the name of each holder of Evtec Issued Share Capital and the number of shares included in the Evtec Issued Share Capital held by such holder). Except as provided for under Section 2.2.(b) below, no other shares in the Evtec Share Capital are issued or issuable upon the exercise or conversion of any securities of Evtec or upon the exchange of any such securities and no Person has the right to cause Evtec to issue any shares in the Evtec Share Capital.  As of the Closing, except as provided for under Section 2.2(b) below, all of the Evtec Share Capital listed on such updated Part 2.2(a) of the Evtec Disclosure Schedule will constitute Evtec Shares hereunder and no other shares in the Evtec Share Capital would be issued or issuable upon the exercise or conversion of any securities of Evtec or upon the exchange of any such securities and no Person would have the right to cause Evtec to issue any shares in the Evtec Share Capital.

(b)    All Evtec Ordinary Shares subject to issuance pursuant to an Evtec Warrant, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and non-assessable and would be issued in compliance with all applicable Legal Requirements.

(c)    (i) none of the shares of Evtec Share Capital or shares in the capital of any of Evtec’s Subsidiaries are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right; (ii) none of the shares of Evtec Share Capital or shares in the capital of any of Evtec’s Subsidiaries are subject to any right of first refusal; (iii) there are no outstanding bonds, debentures, notes or other indebtedness of Evtec having a right to vote on any matters on which the holders of shares of Evtec Share Capital or holders of shares in the capital of any of Evtec’s Subsidiaries have a right to vote; (iv) there is no Contract to which Evtec is a party relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of Evtec Share Capital or shares in the capital of any of Evtec’s Subsidiaries; and (v) Evtec is not under any obligation, or bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any shares of Evtec Share Capital or shares in the capital of any of Evtec’s Subsidiaries or other securities.  As of the date hereof, there are no shares of Evtec Share Capital that are subject to a repurchase option, risk of forfeiture or other condition under any Contract with Evtec or under which Evtec or, to the knowledge of Evtec, any Seller has any rights.

(d)    Upon Closing BLBX will acquire the Evtec Ordinary Shares free and clear of any Encumbrance.”

4.    Addition of Section 6.22. Section 6.22 is hereby added to the Exchange Agreement as follows:

“6.22     Evtec Warrant Procedures. If any Evtec Warrants are to be issued prior to the Closing, the board of directors of Evtec (and, in the case of the matters described in Sections 6.22(b) to (fe) below, the board of directors of BLBX) shall have adopted appropriate resolutions and taken all other actions necessary and appropriate to provide for the following matters and actions relating to any such Evtec Warrants.

(a)         The board of directors of Evtec shall grant each Evtec Warrant in form and substance satisfactory to BLBX.

(b)         If any Evtec Warrants are outstanding as of the date of Closing, the board of directors of BLBX shall (conditional upon Closing and effective immediately after the Closing) grant to each holder of Evtec Warrants a replacement warrant on the basis described in this Section 6.22 (a “Replacement Warrant”).

(c)         Each Replacement Warrant shall be a warrant to purchase shares of BLBX Common Stock.

(d)         Each Replacement Warrant shall be granted in consideration of the holder of the Evtec Warrant that it is intended to replace the original Evtec Warrant (the “Original Warrant”) releasing that Original Warrant in full pursuant to the Replacement Warrant .

(e)         The aggregate exercise price payable to exercise (in full) each Replacement Warrant shall be the same as the aggregate exercise price payable to exercise (in full) the Original Warrant that it replaces; provided, however, that the exercise price with respect to a Replacement Warrant may be adjusted to the extent that excess of the aggregate fair market value of the shares of BLBX Common Stock subject to the Replacement Warrant immediately after the Closing over the aggregate exercise price of such Replacement Warrant exceeds the excess of aggregate fair market value of all shares subject to the Original Warrant immediately before the Closing over the aggregate price of such Original Warrant.

(f)         The number of shares of BLBX Common Stock issuable on exercise (in full) of each Replacement Warrant shall be calculated by applying the Exchange Ratio to the number of Evtec Ordinary Shares issuable on exercise (in full) of the Original Warrant that it replaces, and rounding the resulting number down to the nearest whole number of shares of BLBX Common Stock. All Replacement Warrants shall (i) be on the same terms and conditions as with respect to the Original Warrant, except to the extent such terms are rendered inoperative by reason of the transactions contemplated by this Agreement; and (ii) not give the holders of Replacement Warrants additional benefits that the holder did not have under the Original Warrant.

(g)         Promptly after Closing, BLBX shall notify all holders of Evtec Warrants in writing that their Evtec Warrants have been exchanged for Replacement Warrants on the basis described in this Section 6.22. Such exchange of Evtec Warrants for Replacement Warrants shall be made in compliance with all applicable Legal Requirements and Evtec hereby indemnifies BLBX and its Representatives from and against all Liabilities that result from a failure of Evtec to comply with applicable Legal Requirements in connection therewith.

(h)         From and after the Closing, Evtec shall cause BLBX to take further action as may be required to effect the transactions specified in this Section 6.22.

5.    Exhibit A Amendments. The definitions of “End Date” and “Exchange Ratio” in Exhibit A of the Exchange Agreement are hereby deleted and respectively replaced in their entirety as follows:

“End Date” means July 31, 2024.

“Exchange Ratio” means as of July 1, 2024, 294.14 shares of BLBX Common Stock for each Evtec Ordinary Share, which shall be subject to adjustment in the event that Evtec issues any share capital between the date of the Agreement and Closing as follows: At least five (5) Business Days prior to the Closing, BLBX shall calculate the total number of issued and outstanding shares of BLBX Common Stock, which shall equal 29.4% of the total post-Closing issued and outstanding shares of BLBX Common Stock, and the Acquisition Consideration shall be adjusted to equal the total number of shares that would equal 70.6% of the total outstanding shares of BLBX Common Stock post-Closing. The aggregate Acquisition Consideration issuable in exchange for Evtec Ordinary Shares will be divided by the outstanding number of Ordinary Shares to arrive at the adjusted Exchange Ratio for Closing. In the event that Evtec raises over $5,000,000 from June 30, 2023 to Closing, the amount of capital raised in excess of $5,000,000 shall dilute Evtec and BLBX on a pro rata basis provided however any capital raised in excess of $5,000,000 shall require approval from BLBX (which shall not be unreasonably withheld).”

6.    Ratification; Conflict. Except as modified hereby, the terms and provisions of the Contribution Agreement are deemed ratified and in full force and effect and remain as is. The foregoing provisions supplement and amend the Contribution Agreement and in the event of any inconsistency or conflict between the terms and conditions of the Contribution Agreement and this Amendment, the terms of this Amendment shall control. All future references to the “Agreement” shall be deemed to refer to the Contribution Agreement as amended by this Amendment. In the event of a conflict between the terms of the Contribution Agreement and the terms of this Amendment, then the terms of this Amendment shall control.

7.    Updated Representations. The parties and acknowledge and agree that:

a.    The BLBX Disclosure Schedules to the Exchange Agreement are hereby updated to reflect the documents referenced on Schedules attached hereto.

b.    The parties acknowledge and agree that true and correct copies of the documents referenced on Schedules attached hereto have been made available to Evtec.

8.    Binding Effect. This Amendment shall bind and inure to the benefit of not only the parties hereto, but also their successors and assigns.

9.    Counterparts. This Amendment may be executed in two or more counterparts, a complete set of which shall be deemed an original, constituting one and the same instrument. The parties hereto agree that they will execute such other and further instruments and documents that may be necessary to effectuate this Amendment. In the event that any signature is delivered by facsimile transmission, by e-mail delivery of a “.pdf” format file or other similar format file, or thru an electronic signature platform (such as Docusign), such signature shall be deemed an original for all purposes and shall create a valid and binding obligation of the party executing same with the same force and effect as if such facsimile, “.pdf”, or other electronic signature page was an original thereof.

10.    Governing Law. This Amendment shall be governed by the laws of the State of Nevada.

[Signatures appear on the following page]

The Parties have each caused this Amendment to be executed on their behalf as of the date first above written.

EVTEC ALUMINIUM LIMITED

By:	/s/ David Roberts
Name:	David Roberts
Title:	Director

BLACKBOXSTOCKS, INC.

By:	/s/ Gust Kepler
Name:	Gust Kepler
Title:	President and Chief Executive Officer

Evetec Disclosure Schedule Updates